United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☒  No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__)

Press Release

Vale informs on non-binding heads of agreement with Kobe Steel and Mitsui & Co.

Rio de Janeiro, July 13th, 2020 – Vale S.A. (“Vale”) informs that it has reached a non-binding heads of agreement to establish a new venture (“NewVen”) to supply low GHG (greenhouse gases) metallics and steel making solutions to the steel industry with Kobe Steel, Ltd (“Kobe Steel”) and Mitsui & Co., Ltd. ("Mitsui & Co.").

The heads of agreement establish the preliminary terms and conditions for the creation of a NewVen with the objective of delivering low CO2 metallics to the global market, providing new technological solutions to our clients. An evaluation period has already begun to deepen the cooperation and to gauge market demand for several existing and new steel making solutions prior to a final agreement for the creation of the NewVen.

Our declared 2030 targets for scope 1 and 2 emissions demonstrate Vale’s commitment with the Paris Agreement, in line with our strategic pillar - New Pact with Society - and the goal of improving our value to society. Steel production, part of Vale’s scope 3, while essential for people’s daily lives, generates considerable CO2 emissions. Vale is committed to contribute with its steelmaking clients in this challenge of reducing carbon footprint. The NewVen will use existing and new low-CO2 iron making technology such as Tecnored® Technology and Midrex® Process.

About Tecnored

Tecnored is a 100% Vale subsidiary focused on developing a low carbon pig iron process through the use of energy sources, such as biomass, syn-gas and hydrogen, that emit less CO2 than the coal and coke the tradition iron-making processes use. Using biomass, the path to economic carbon neutrality may be achieved in the medium term.

About MIDREX® Process

Midrex Technologies, Inc. a 100% Kobe Steel subsidiary, is the world leading direct reduction ironmaking (DRI) technology. Each year, MIDREX Plants produce more than 60% of the entire world’s DRI and more than 80% of the DRI produced by all shaft furnace technologies. Since it uses both natural gas and hydrogen as a reductant in the process, its CO2 emission level is much less compared to a blast furnace.

About partners

Vale, Kobe Steel and Mitsui & Co. are global companies with a wide experience in Metals & Mining industry. Vale will contribute with its expertise in Tecnored® technology, its iron ore portfolio and logistics capability. Kobe Steel will contribute with its expertise in steel production, engineering of steel plants, MIDREX® Process and other technologies, Mitsui & Co. will contribute with its expertise in the commercialization of metals and scrap and with its investment capabilities.

Press Release

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: July 13, 2020	By:	/s/ Ivan Fadel
Director of Investor Relations